NOL

RECEIVED

2008 JUL -8 A 1:53

30 June 2008

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

08003608

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made two announcements in relation to the Notices of a Change in the Percentage Level of a Substantial Shareholder's Interest by AXA S.A.

Attached copies of the above announcements for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(Notice of Substantial Shareholder) - 30Jun08.DOC

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RECEIVED

2008 JUL -8 A 1:03

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	30-Jun-2008 17:13:43
Announcement No.	00041

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	23-06-2008
2.	Name of Substantial Shareholder *	AXA S.A.

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	20-06-2008
2.	The change in the percentage level	From 5.99 % To 6.80 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	See attached correspondence from AllianceBernstein (Singapore) Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	Series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	88,258,799
As a percentage of issued share capital	0 %	5.99 %
No. of shares held after the change	0	100,147,799
As a percentage of issued share capital	0 %	6.80 %

Footnotes

Please refer to the attached Notice from AllianceBernstein (Singapore) Ltd. and AXA S.A. Shareholding Summary Chart.

Computation of shareholding is based on NOL's issued shares of 1,472,706,789 as at 23 June 2008.

Attachments

- Notice_from_AllianceBernstein_Singapore_23Jun08.pdf
- AXA_S_A_Shareholding_Summary_Chart_23Jun08.pdf

Total size = **526K**
(2048K size limit recommended)

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SEC Exemption
No. 82-2605

ALLIANCEBERNSTEIN

FACSIMILE TRANSMISSION

To:	Majorie Wee / Wong Kim Wah Company Secretary	From:	Cherie Chew
Company:	Neptune Orient Lines Limited	Date:	23rd June 2008
Fax No:	6278 4900	Pages	~~19~~ 28 (inclusive of this page)
Subject:	Notices of Substantial Shareholdings in Neptune Orient Lines Limited - Clarifications in Shareholdings		

Dear Sir / Madam,

Please find attached documents for your attention.

Yours sincerely,

Cherie Chew
Compliance Officer
AllianceBernstein (Singapore) Ltd

AllianceBernstein (Singapore) Ltd.
Company Registration No.: 199703364C

30 Cecil Street, #28-01 Prudential Tower, Singapore 049712 Tel : + 65 6230 4600 Fax : + 65 6220 6938

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	Oudinot Participations
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest: (20/06/2008)

2. The change in the percentage level: From 5.99% to 6.05%

3. Circumstance(s) giving rise to the interest or change in interest: Oudinot Participations is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

SEC Exemption
No. 82-2605

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:		88,258,799 5.99%
No. of shares held after the change: As a percentage of issued share capital:		89,125,799 6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of Oudinot Participations

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AXA America Holdings, Inc.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

- ▫ a New Substantial Shareholder's Interest.
  [Please complete Parts II and IV]

- √ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
  [Please complete Parts III and IV]

SEC Exemption
No. 82-2605

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital: No. of shares which are the subject of this notice: As a percentage of issued share capital: Amount of consideration (excluding brokerage and stamp duties) per share paid or received: No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA America Holdings, Inc is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:		88,258,799 5.99%
No. of shares held after the change: As a percentage of issued share capital:		89,125,799 6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA America Holdings, Inc

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AXA Financial, Inc.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA Financial, Inc. is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**88,258,799**
As a percentage of issued share capital:		**5.99%**
No. of shares held after the change:		**89,125,799**
As a percentage of issued share capital:		**6.05%**

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Financial, Inc

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AXA Financial Services, LLC
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA Financial Services, LLC is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**88,258,799**
As a percentage of issued share capital:		**5.99%**
No. of shares held after the change:		**89,125,799**
As a percentage of issued share capital:		**6.05%**

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Financial Services, LLC

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AXA Equitable Life Insurance Company
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: **As a percentage of issued share capital:**

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA Equitable Life Insurance Company is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		88,258,799
As a percentage of issued share capital:		5.99%
No. of shares held after the change:		89,125,799
As a percentage of issued share capital:		6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) *Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

*To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Sucheet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA Equitable Life Insurance Company

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AllianceBernstein Corporation of Delaware ("ABCD")
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

- ☐ a New Substantial Shareholder's Interest.
  [Please complete Parts II and IV]

- √ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
  [Please complete Parts III and IV]

SEC Exemption
No. 82-2605

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05 %
3. Circumstance(s) giving rise to the interest or change in interest:	AllianceBernstein Corporation of Delaware is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of Substantial Shareholder, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		88,258,799
As a percentage of issued share capital:		5.99%
No. of shares held after the change:		89,125,799
As a percentage of issued share capital:		6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) *Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

*To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein Corporation of Delaware

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AllianceBernstein LP ("ABLP")
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

- ◻ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
- √ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	The shares represent shares held by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:	88,258,799	
As a percentage of issued share capital:	5.99%	
No. of shares held after the change:	89,125,799	
As a percentage of issued share capital:	6.05%	

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) [#]Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

[#]To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein L.P.

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

SEC Exemption
No. 82-2605

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of Substantial Shareholder:	AllianceBernstein Holding L.P.
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

SEC Exemption
No. 82-2605

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.89% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AllianceBernstein Holding L.P. is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. **Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:		88,258,799
As a percentage of issued share capital:		5.99%
No. of shares held after the change:		89,125,799
As a percentage of issued share capital:		6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

- (a) Telephone number:- (65) 6230 4613
- (b) #Name of contact person:- Cherie Chew, Compliance Officer
- (c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AllianceBernstein Holding L.P.

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 62784900

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	23 June 2008
2. Name of <u>Substantial Shareholder</u>:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

SEC Exemption
No. 82-2605

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:
No. of shares which are the subject of this notice: As a percentage of issued share capital:
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:
No. of shares held after the change: As a percentage of issued share capital:

PART III

1. Date of change of interest:	(20/06/2008)
2. The change in the percentage level:	From 5.99% to 6.05%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA S.A. is deemed to have an interest in 89,125,799 shares in Neptune Orient Lines Limited through its affiliate, ABLP. The holding represents shares held at ABLP and owned by discretionary managed client accounts whereby ABLP is entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. **Holdings of Substantial Shareholder, including direct and deemed interest: -**

	Direct	Deemed
No. of shares held before the change:		88,258,799
As a percentage of issued share capital:		5.99%
No. of shares held after the change:		89,125,799
As a percentage of issued share capital:		6.05%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Suchet Padhye

Designation (if applicable): Chief Executive Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 23 June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in regardless of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

AXA S.A.
SUBSTANTIAL SHAREHOLDING IN NOL SHARES
SUMMARY OF DEEMED INTEREST
EFFECTIVE 23 JUNE 2008


AXA S.A.
Deemed Interest
100,147,799 NOL shares
(6.80%)
ABHLP, ABCD, AXAFI,
AXAFS, AXAAH,
AXAEL & OP
Deemed Interest
ABLP
89,125,799 NOL shares
(6.05%)
ARIMAP
11,022,000 NOL shares
(0.75%)

ACRONYMS USED IN CHART

ABHLP	:	AllianceBernstein Holding L.P.
ABCD	:	AllianceBernstein Corporation of Delaware
AXAFI	:	AXA Financial, Inc.
AXAFS	:	AXA Financial Services, LLC
AXAAH	:	AXA America Holdings, Inc.
AXAEL	:	AXA Equitable Life Insurance Company
OP	:	Oudinot Participations
ABLP	:	AllianceBernstein LP
ARIMAP	:	AXA Rosenberg Investment Management Asia Pacific Ltd

Print this page

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	30-Jun-2008 17:19:51
Announcement No.	00051

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	30-06-2008
2.	Name of Substantial Shareholder *	AXA S.A.

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	

No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Deemed Interest	27-06-2008
2.	The change in the percentage level	From 6.94 % To 7.03 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	See attached correspondence from AllianceBernstein (Singapore) Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	Series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	102,244,799
As a percentage of issued share capital	0 %	6.94 %
No. of shares held after the change	0	103,523,799
As a percentage of issued share capital	0 %	7.03 %

Footnotes

Please refer to the attached Notice from AllianceBernstein (Singapore) Ltd. and AXA S.A. Shareholding Summary Chart.

Computation of shareholding is based on NOL's issued shares of 1,472,706,789 as at 30 June 2008.

Attachments

Notice_from_AllianceBernstein_Singapore_30Jun08.pdf

AXA_S_A_Shareholding_Summary_Chart_27Jun08.pdf

Total size = **75K**
(2048K size limit recommended)

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To: Singapore Exchange Securities Trading Limited
2 Shenton Way #19-00
SGX Centre 1
Singapore 068804

Attn: Head of Market Control
Fax no: (65) 6438 4306

To: 456 Alexandra Road #06-00
NOL Building
Singapore 119962

Fax: 6273 1697

Attn: Marjorie Wee/Wong Kim Wah
Company Secretary

Dear Sirs,

Notice Of Substantial Shareholder's Interests

1. In accordance with Section 137 of the Securities and Futures Act 2001, we hereby notify you that we are a substantial shareholder of the company identified below which is listed on SGX-ST ("listed company") and the particulars of our interest(s) in the shareholdings of the listed company are as follows:-

PART I [Please complete this Part]

1. Date of notice to listed company:	30 June 2008
2. Name of Substantial Shareholder:	AXA S.A .
3. Name of listed company:	Neptune Orient Lines Limited

4. Please tick one or more appropriate box(es):

□ a New Substantial Shareholder's Interest.
[Please complete Parts II and IV]

√ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest.
[Please complete Parts III and IV]

PART II – NOT APPLICABLE

1. Date of change of interest:

2. Name of Registered Holder[1] :

3. Circumstance(s) giving rise to the interest or change in interest:

4. [2]Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:** **No. of shares which are the subject of this notice:** **As a percentage of issued share capital:** **Amount of consideration (excluding brokerage and stamp duties) per share paid or received:** **No. of shares held after the change:** **As a percentage of issued share capital:**

PART III

1. Date of change of interest:	(27/06/2008)
2. The change in the percentage level:	From 6.94% to 7.03%
3. Circumstance(s) giving rise to the interest or change in interest:	AXA S.A. is deemed to have an interest in 103,523,799 shares in Neptune Orient Lines Limited through its affiliates, AllianceBernstein L.P. ("ABLP") and AXA Rosenberg Investment Management Asia Pacific Ltd ("ARIMAP"). The holding represents shares held at ABLP and ARIMAP and owned by discretionary managed client accounts whereby ABLP and ARIMAP are entitled to exercise voting and/or disposal rights to these shares.

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

The change in the percentage level is the result of a series of transactions.

PART IV

1. Holdings of <u>Substantial Shareholder</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change:		**102,244,799**
As a percentage of issued share capital:		6.94%
No. of shares held after the change:		**103,523,799**
As a percentage of issued share capital:		7.03%

2. Our contact details, should you have any queries regarding this Notice and its contents are as follows:-

(a) Telephone number:- (65) 6230 4613
(b) #Name of contact person:- Cherie Chew, Compliance Officer
(c) Address:- 30 Cecil Street, #28-01 Prudential Tower, Singapore 049712

#To be filled in if substantial shareholder is a company.

Yours faithfully,

Name: Cherie Chew

Designation (if applicable): Compliance Officer of AllianceBernstein (Singapore) Ltd.
For and on behalf of AXA SA

Date: 30th June 2008

Note :
[1] To fill in the name of registered holder if the shares of the listed company are not registered in the name of the substantial shareholder
[2] To be filled in **regardless** of whether the shares of listed company are or are not registered in the substantial shareholder's name.
*please delete, whichever is the case

AXA S.A.
SUBSTANTIAL SHAREHOLDING IN NOL SHARES
SUMMARY OF DEEMED INTEREST
EFFECTIVE 27 JUNE 2008


AXA S.A.
Deemed Interest
103,523,799 NOL shares
(7.03%)
ABHLP, ABCD, AXAFI, AXAFS, AXAAH, AXAEL & OP
Deemed Interest
ABLP
92,501,799 NOL shares
(6.28%)
ARIMAP
11,022,000 NOL shares
(0.75%)

ACRONYMS USED IN CHART

ABHLP	:	AllianceBernstein Holding L.P.
ABCD	:	AllianceBernstein Corporation of Delaware
AXAFI	:	AXA Financial, Inc.
AXAFS	:	AXA Financial Services, LLC
AXAAH	:	AXA America Holdings, Inc.
AXAEL	:	AXA Equitable Life Insurance Company
OP	:	Oudinot Participations
ABLP	:	AllianceBernstein LP
ARIMAP	:	AXA Rosenberg Investment Management Asia Pacific Ltd

ENI